Filed pursuant to Rule 433

Registration No. 333-141868

January 9, 2008

Final Term Sheet

USD 5,000,000,000 3.25% Global Notes due 2011

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 5,000,000,000

Denomination:	USD 1,000

Maturity:	February 15, 2011

Redemption Amount:	100%

Interest Rate:	3.25% per annum, payable semi-annually in arrears

Date of Pricing:	January 9, 2008

Closing Date:	January 16, 2008

Interest Payment Dates:	February 15 and August 15 in each year

First Interest Payment Date:	February 15, 2008 (for interest accrued from and including January 16, 2008, to but excluding February 15, 2008)

Interest Payable on First Interest Payment Date:	USD 13,090,277.78 (for aggregate principal amount of USD 5,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.941%

Underwriting Commissions:	0.75%

Proceeds to Issuer:	99.866%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769 CN27

CUSIP:	500769 CN2

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Barclays Capital
Morgan Stanley
RBC Capital Markets

Co-Lead Managers:	BNP Paribas
HSBC
JPMorgan
Lehman Brothers
Merrill Lynch & Co.
Mitsubishi UFJ Securities International plc
Nomura Securities
TD Securities

Stabilization Manager:	Barclays Bank PLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000375/f01759e18vkza.htm#105. Alternatively, Barclays Bank PLC will arrange to send you the prospectus, which you may request by calling toll-free +1 (888) 227-2275, Ext. 2663.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.